

September 24, 2014

Via E-mail
Thomas F. Karam
Chief Executive Officer
PennTex Midstream Partners, LP
11931 Wickchester Ln., Suite 300
Houston, TX 77043

     Re: PennTex Midstream Partners, LP
              Draft Registration Statement on Form S-1
              Submitted August 27, 2014
              CIK No. 0001617798

Dear Mr. Karam:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

3. With respect to all third-party statements in your prospectus - such as statements by the EIA - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. In addition, please define EIA where first used.

4. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

5. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

6. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness. Please see Item 601 of Regulation S-K.

Summary, page 1

Overview, page 1

7. Please clarify, here and elsewhere in your prospectus, the anticipated timeframe in which you expect to acquire, pursuant to the respective rights of first offer, each of (i) any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest from PennTex JV and (ii) parent's 98.5% interest in PennTex Permian, or state explicitly that you currently do not know when or if you will acquire such interests.

Our Relationships with NGP and PennTex Development, page 5

8. Please disclose, in this section or in another subheading in the prospectus summary, the amount that NGP will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that NGP or its directors or executive officer received or will receive in connection with the offering. Please also clarify if the directors and executive officers of PennTex Development have received or will receive any compensation or other payment in connection with the offering.

Risk Factors, page 12

9. In light of the presentation of your competitive strengths on pages 8-9, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you, as well as the risks of making an investment in your common units. In this regard, we note your cross reference to your risk factors on page 12.

Risk Factors, page 20

Risks Related to Our Business, page 20

We do not own all of the land on which our pipelines and facilities. . ., page 29

10. Please disclose whether you currently own any of the land on which your midstream systems have been constructed, and quantify the percentage of any such land that you own.

Risks Inherent in an Investment in Us, page 34

Ongoing cost reimbursements due to our general partner and its affiliates. . . , page 35

11. Please briefly describe and quantify the general partner's expenses that must be paid. We note your reference to such reimbursements on pages 86 and 131; however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Estimated Cash Available for Distribution through March 31, 2016, page 56

12. Please disclose that the partnership has not provided a historical table of pro forma cash available for distribution for the last year and trailing twelve months since you have not

and do not intend to commence operations prior to the formation transactions and PennTex JV's contribution of assets and related contracts and agreements at the closing of the offering.

13. We note your disclosure that you expect cash generated from operations for the quarter ending March 31, 2015 to be less than the amount needed to pay the full minimum quarterly distribution. Please revise your disclosure to clarify, if true, that you also expect cash generated from operations to be less than the amount needed to pay the December 31, 2014 distribution and include the shortfall.

14. We note the most recent period of meaningful historical financial statements included within the filing is from inception, March 17, 2014, through June 30, 2014. Please explain whether there are any events that have occurred or are expected to occur during the period from July 1, 2014 to January 1, 2015 that would materially change projected operating results and estimated cash available for distribution.

Assumptions and Considerations, page 59

Volumes and Revenues, page 60

15. Please tell us your consideration of disclosing the fee charged for firm capacity reservations and the interruptible-service fixed fee used to estimate revenues attributable to the minimum volume commitments and interruptible capacities.

Operations and Maintenance Expense, page 63

16. We note that your estimate of operations and maintenance expense is based on management's extensive experience in managing similar operations. Please expand your disclosure to describe management's extensive experience and whether the estimated expenses are based on expenses incurred in similar operations conducted by affiliates. Please also disclose your assumptions for the quarter ended March 31, 2015.

Depreciation and Amortization, page 63

17. Please disclose the estimated cost of property and equipment at March 31, 2015 and 2016 and the estimated useful lives of the assets in estimating depreciation and amortization expense.

General and Administrative Expenses, page 63

18. Please expand your disclosure to describe the basis for your estimate of direct expenses, including the assumptions for the quarter ended March 31, 2015. In addition, tell us your consideration of disclosing the assumptions and basis for estimated taxes, other than income taxes.

Financing, page 64

19. Please disclose the interest rate, commitment fees and assumed origination fees incurred in connection with the revolving credit facility and the basis for the assumptions. Please also disclose the significant covenants and terms of the credit facility and the basis for the assumptions.

Management's Discussion and Analysis, page 82

Revolving Credit Facility, page 88

20. Please include a summary of the key terms of the credit facility you intend to enter into in connection with the closing of your offering.

Working Capital, page 89

21. Please revise your disclosure to further clarify how you plan to meet your liquidity needs for the next 12 months. In this regard, we note the staggered projected in-service dates for your initial assets, as well as the expected changing nature of your working capital needs throughout the construction and operationalization of your assets.

Business, page 103

Our Contractual Arrangements with Memorial Resource, page 106

Natural Gas Processing, page 106

22. Regarding Memorial Resource's right to terminate the processing agreement if the Lincoln Parish Pipeline is not operational by November 1, 2015, please disclose the material terms of the conditions to which the right is subject.

Our Assets, page 111

PennTex Gathering Pipeline, page 111

23. Here and elsewhere in your prospectus, as appropriate, please provide further details regarding the expected acquisition of 13 miles of the PennTex Gathering Pipeline from an affiliate of DCP Midstream, including the expected cost and timing of such acquisition. Please also provide further details regarding the completion of such pipeline if you are not able to timely complete such acquisition.

24. Please provide further details regarding the timing of the completion of the "new 10.7-mile pipeline to be constructed, owned and operated by DCP Midstream that will connect

to DCP Midstream's Minden Plant," as well as any cost to you of the construction and maintenance of such pipeline and any impact of such pipeline on your business and results of operations.

Certain Relationships and Related Transactions, page 130

Distributions and Payments to Our General Partner and Its Affiliates and NRD WHR LA, page 130

Operational Stage, page 130

25. Please quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner and affiliates, including PennTex Development, will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

Financial Statements, page F-1

26. We understand that MRD WHR LA and WildHorse Resources, LLC (Resources) will be your primary customers for the quarter ended March 31, 2015 and twelve months ended March 31, 2016, and will be the source of a majority or substantial portion of your revenues. As such, it appears that you should provide the financial statements of Resources to reasonably inform investors about your financial position, results of operations and cash flows. Please provide the financial statements of Resources or tell us why you believe the financial statements would not provide information to inform investors of the ability of Resources to meet its obligations under the gas gathering and transportation agreements.

Unaudited Pro Forma Balance Sheet, page F-2

27. We note your disclosure that the pro forma balance sheet does not give effect to the $2 million in fees associated with the omnibus agreement. We also note that the omnibus agreement is not included in the formation transactions disclosed in summary historical and pro forma financial data on page 18. Please explain to us why an adjustment for the costs associated with this new contractual agreement is not reflected in the pro forma balance sheet.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director